December 13, 2023

Robert Arzonetti & Tonya Aldave

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.
Form 1-A
Filed December 13, 2023
File No. 024-11848

Mr. Arzonetti & Ms. Aldave:

Please see below for responses to the Division’s letter dated December 5, 2023 regarding the above captioned matter. All questions have been addressed in the Third Amended Preliminary Offering Circular on Form 1-A, filed December 13, 2023 (“Third Amended POC”), as further herein detailed.

General

1. We note your response to our prior comment 1 and that you made sales pursuant to the offering statement after September 19, 2023, twelve months after qualification of the initial offering statement, the time period when your financial statements were stale. In this regard, we note that you filed a post-qualification amendment on August 22, 2023, which has not yet been qualified. Please consider revising your post-qualification amendment to include risk factor and contingent liability disclosures, as needed, associated with rescission rights of investors related to the gap period from the staleness date until the date you suspended sales on November 2, 2023. Refer to Rule 252(f)(2)(i) of Regulation A.

Rule 252(f)(iii)(2)(i) requires an issuer conducting ongoing offering to file a post-qualification amendment at least every 12 months after the qualification date to include the financial statements that would be required by Form 1-A as of such date. The Company’s understanding is that this an amendment must be filed within 12 months but that this amendment does not need to be qualified for the Company to continue selling pursuant to the previously qualified offering statement.

The Company’s understanding is based on a phone call with an attorney from the SEC Office of Small Business Policy, Division of Corporation Finance, on or about September 18, 2023 where I asked whether it was necessary for the Company to suspend its sales and it was suggested that the Company had met the requirements of Rule 252(f)(iii)(2)(i) by filing its post-qualification amendment and the relevant question with regards to suspension of sales was whether or not there had been a fundamental change to the Offering. Additionally, we note that this interpretation is further supported by the language of recent SEC Orders against microcap companies for violations of Rule 2521, where the SEC characterizes each company as violating Rule 252(f)(iii)(2)(i) when it “did not file a post-qualification amendment to update its financial statements by . . . 12 months after the Commission qualified [the issuer’s] offering statement,”2 and characterized the requirements of Rule 252(f)(iii)(2)(ii) as “an issuer is not permitted to use an offering circular supplement to fundamentally change the information set forth in the offering statement. Instead, such changes require a new offering statement or a post-qualification amendment, each of which must be qualified by the Commission.”3 The idea that offering statements which have been filed but not yet qualified may permit a Company to continue to sell under a previously qualified offering statement is further supported by Rule 251(3)(i)(f), which provides that “if a new offering statement has been filed pursuant to this paragraph (d)(3)(i)(f), securities covered by the prior offering statement may continue to be offered and sold until the earlier of the qualification date of the new offering statement or 180 calendar days after the third anniversary of the initial qualification date of the prior offering statement.” Additionally, we are unaware of any rule or SEC staff guidance stating that that qualification of a Regulation A offering expires after 12 months, or that Rule 252(f)(iii)(2)(i) require an issuer to both file and receive qualification of Regulation A offering before it may continue to sell securities.

[1]	https://www.sec.gov/news/press-release/2023-94
[2]	See, e.g., In Re Hemp Naturals, Inc, Cease and Desist Order at ¶15, available at https://www.sec.gov/files/litigation/admin/2023/33-11193.pdf

While we acknowledge that none of the above cited sources are definitive or binding on the commission or the staff, we contend that the most reasonable interpretation of Rule 252(f)(iii)(2)(i) is that a Company may continue selling pursuant to the previously qualified offering statement so long as it files a post-qualification amendment within 12 months after the qualification date. And, as noted above, the Company filed a post-qualification amendment as required by Rule 252(f)(2)(i) on August 22, 2023, which was within twelve months of its initial qualification date of September 19, 2022. Nevertheless, the Company has revised the Third Amended POC to include a risk factor associated with potential recission rights of investors who may attempt to assert either that the Company would have been required to stop selling as of September 19, 2023 or that a fundamental change was present in its August 22, 2023, or October 6, 2023 filings. The Company does not believe that contingent liability disclosures need to be added to its financial statements, since (1) the Company does not believe it is probable that a loss has been incurred and (2) the Company believes that any such liabilities would be entirely duplicative with existing liabilities reflected in Bonds Principal Payable, which reflect current liabilities of the Company, and that any reasonable investor seeking the return of its consideration from the Company would submit its bond for redemption (entitling the investor to prompt repayment of its original consideration plus 7% interest) rather than seeking to invoke potential rescission rights (which, if present, would entitle the investor to the prompt return of original consideration without interest).

2. We note your revised disclosure that you plan to raise the interest rate from 7% to 8% on the bonds you have already issued. Please point us to a provision in your compound bond agreement that permits you to change interest rates on the issued bonds.

The Company has decided not to raise the interest rates from 7% to 8% and has revised the Third Amended POC accordingly.

[3]	See, e.g., id. at ¶12.

3. We note your disclosure on the cover page and page 52 that you plan to change the interest rate from 7% to 8% on the bonds you have already issued to investors. Please provide us an analysis as to whether you think the increase in the interest rate will result in a new bond being issued and thus constitute a new security offering. As part of your response, please also tell us how you think the subsequent offerings will fit within the Tier 2 offering limit, not to exceed $75,000,000. In addition, disclose if you will provide existing bondholders with a notice of the increased interest rate and provide them with an opportunity to object or consent to the interest rate change.

The Company has decided not to raise the interest rates from 7% to 8% and has revised the Third Amended POC accordingly.

4. Please confirm that you will maintain within your website and App, a link to the current version of the offering statement that is readily accessible for investors considering a purchase of the bonds. In this regard we note that your website contains a link to the post-qualification amendment filed on September 20, 2023.

The website link that the staff appear to be referring to previously linked the Company’s formerly operable September 20, 2022 Offering Circular which had been filed pursuant to Rule 253, and under which it sold Securities through November 2, 2023. In response to this comment, the Company will update the sentence containing that link to state:

For more information on risks related to investments in our securities, please see our most recently filed Offering Statement and review our other filings with the Securities and Exchange Commission.

The Company confirms that, while this offering is pending qualification, the underlined term “Offering Statement” will be updated to reflect the most recently filed post-qualification amendment. Once the offering has been qualified and an amended offering circular has been filed, the underlined “Offering Statement” will be changed to state “Offering Circular” and link to the Company’s Rule 253 filing. The term “other filings with the Securities and Exchange Commission” will link to a separate Company webpage containing a table of the Company’s SEC filings.

The Company also confirms that on its App, it will maintain a link to the current version of the offering materials via a link to the table of filings on the Company’s website.

5. Please tell us if investors purchasing through your App have access to the current version of the offering statement and tell us how you plan to provide them with updated offering statements going forward.

Yes, investors who purchase through the App have access to a current version of the offering materials via a link to a directory of the Company’s current Edgar filings, and in the near future that will be changed to a link to a table of filings on the Company’s website, as discussed in above in response to the staff’s comment 4.

Offering Circular Summary, page 1

6. We note your disclosure in response to our prior comment 2 and reissue in part. Please also revise your summary section to describe the potential issues regarding management’s lack of experience.

The Company has updated the summary section on page 1 of the Third Amended POC to address this comment.

Interest of Management and Others in Certain Transactions, page 50

7. We note your disclosure here that you owe $28,000 to a related party and on page 4 that "[a]s of November 10, 2023 [you have] paid approximately $90,000 in offering expenses and owe ... Affiliates an additional $28,000 for offering expenses paid on [your] behalf." Please revise your disclosure throughout to clarify the identity of the affiliates and the amount owed to each affiliate.

In re-examining its financial statements, the Company has determined that as of today, it owes $48,310 to Compound Administrative Services LLC. The Third Amended POC has been revised throughout to explicitly identify Compound Administrative Services LLC.

Consolidated Balance Sheet, page F-5.

8. We note that as of December 31, 2022, you had due to related parties totaling $29,981. We also note disclosure on page 50 that you currently owe $28,000 in reimbursements to related parties. We note on page F-14 that there is no outstanding balance in your consolidated balance sheet as of June 30, 2023, and it does not appear from your consolidated statement of cash flows on page F-17 that this amount was repaid during the six months ended June 30, 2023. Please tell us and revise your filing to disclose the outstanding balance due to related parties as of June 30, 2023 and clarify whether repayment has been made.

As of December 31, 2022 and June 30, 2023, the Company owed $35,291 to Compound Administrative Services LLC. The Consolidated Balance Sheet as of June 30, 2023 included various amounts due to Related Parties in its “Accounts Payable” and “Other Current Liabilities” amounts. The Company’s June 30 financial have been revised to reclassify those amounts into a separate “Amounts Due to Related Party” category.

There were no repayments of amounts owed to related parties between January 1, 2023 and June 30, 2023; the only repayments made to date have been in October 2023 when the Company repaid CAS $1,981.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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